SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                 EEX Corporation

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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share

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                         (Title of Class of Securities)


                                    26842V108

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                                 (CUSIP Number)


                                Scott A. Arenare
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 25, 2002

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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



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                                                                     Page 2 of 7


                                  SCHEDULE 13D
CUSIP NO. 26842V108
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warburg, Pincus Equity Partners, L.P.
         I.D. # 13-3986317
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [x]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         WC
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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NUMBER         7      SOLE VOTING POWER
OF                                0
SHARES         -----------------------------------------------------------------
BENEFICIALLY   8      SHARED VOTING POWER
OWNED                             19,845,000*
BY             -----------------------------------------------------------------
EACH           9      SOLE DISPOSITIVE POWER
REPORTING                         0
PERSON         -----------------------------------------------------------------
WITH           10     SHARED DISPOSITIVE POWER
                                  19,845,000*
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,845,000*
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.8%**
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14        TYPE OF REPORTING PERSON
          PN
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*    Represents (i) 9,922,500 shares of Common Stock issuable upon exercise of the Series A Warrants (as defined herein) at an exercise price of $12 per share; (ii) 2,362,500 shares of Common Stock issuable upon exercise of the Series B Warrants (as defined herein) at an exercise price of $12 per share; and (iii) 7,560,000 shares of Common Stock issuable upon exercise of the Series C Warrants (as defined herein) at an exercise price of $12 per share. Each of the Series A Warrants, Series B Warrants and Series C Warrants become exercisable after August 31, 1999. However, the Series C Warrants will be exercisable only as a stock appreciation right.

** Based on the number of shares reported as outstanding as of July 31, 2002 by the Company in its Quarterly Report on Form 10-Q for the three months ended June 30, 2002.



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                                                                     Page 3 of 7


                                  SCHEDULE 13D
CUSIP NO. 26842V108
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warburg, Pincus & Co.
         I.D. # 13-6358475
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [x]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         N/A
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
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NUMBER         7      SOLE VOTING POWER
OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY   8      SHARED VOTING POWER
OWNED                             21,000,000*
BY             -----------------------------------------------------------------
EACH           9      SOLE DISPOSITIVE POWER
REPORTING
PERSON         -----------------------------------------------------------------
WITH           10     SHARED DISPOSITIVE POWER
                                  21,000,000*
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,000,000*
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.0%**
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14        TYPE OF REPORTING PERSON
          PN
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*    Represents (i) 10,500,000 shares of Common Stock issuable upon exercise of the Series A Warrants (as defined herein) at an exercise price of $12 per share; (ii) 2,500,000 shares of Common Stock issuable upon exercise of the Series B Warrants (as defined herein) at an exercise price of $12 per share; and (iii) 8,000,000 shares of Common Stock issuable upon exercise of the Series C Warrants (as defined herein) at an exercise price of $12 per share. Each of the Series A Warrants, Series B Warrants and Series C Warrants become exercisable after August 31, 1999. However, the Series C Warrants will be exercisable only as a stock appreciation right.

** Based on the number of shares reported as outstanding as of July 31, 2002 by the Company in its Quarterly Report on Form 10-Q for the three months ended June 30, 2002.



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                                                                     Page 4 of 7


                                  SCHEDULE 13D
CUSIP NO. 26842V108
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 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC)
          I.D. # 13-3536050
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [x]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         N/A
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
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NUMBER         7      SOLE VOTING POWER
OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY   8      SHARED VOTING POWER
OWNED                             21,000,000*
BY             -----------------------------------------------------------------
EACH           9      SOLE DISPOSITIVE POWER
REPORTING       0
PERSON         -----------------------------------------------------------------
WITH           10     SHARED DISPOSITIVE POWER
                                  21,000,000*
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 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,000,000
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
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 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           33.0%**
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 14        TYPE OF REPORTING PERSON
           OO
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*    Represents (i) 10,500,000 shares of Common Stock issuable upon exercise of the Series A Warrants (as defined herein) at an exercise price of $12 per share; (ii) 2,500,000 shares of Common Stock issuable upon exercise of the Series B Warrants (as defined herein) at an exercise price of $12 per share; and (iii) 8,000,000 shares of Common Stock issuable upon exercise of the Series C Warrants (as defined herein) at an exercise price of $12 per share. Each of the Series A Warrants, Series B Warrants and Series C Warrants become exercisable after August 31, 1999. However, the Series C Warrants will be exercisable only as a stock appreciation right.

** Based on the number of shares reported as outstanding as of July 31, 2002 by the Company in its Quarterly Report on Form 10-Q for the three months ended June 30, 2002.



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                                                                     Page 5 of 7


EXPLANATORY NOTE

     This Amendment No. 2 amends the Schedule 13D filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WPLLC") on May 18, 1999, as amended on May 30, 2002, relating to the common stock, par value $0.01 per share, of EEX Corporation, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the common stock of EEX Corporation, par value $0.01 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER..

     Item 6 of the Schedule 13D is hereby amended by adding a new third paragraph thereto as follows:

          On September 25, 2002, Newfield, WPEP, Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Thomas M. Hamilton, David R. Henderson, Richard S. Langdon, David A. Trice and Terry
     W. Rathert entered into an Agreement of Correction in order to correct inaccuracies contained in the Voting Agreement, pursuant to which, among other things, the Voting Agreement was amended to reflect that WPEP, Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. may assign or transfer their shares of Series B Preferred Stock of the Company to an entity that is wholly owned by one or more of them if such entity agrees to be bound by the terms of the Voting Agreement in an instrument reasonably acceptable to Newfield.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement of Correction, dated as of September 25, 2002, by and among Newfield Exploration Company, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Thomas M. Hamilton, David R. Henderson, Richard S. Langdon, David A. Trice and Terry W. Rathert.



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                                                                     Page 6 of 7


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2002                  WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Scott A. Arenare
                                            Partner


Dated: October 4, 2002                  WARBURG, PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Scott A. Arenare
                                            Partner


Dated: October 4, 2002                  WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Scott A. Arenare
                                            Managing Director



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                                                                     Page 7 of 7


                                  EXHIBIT INDEX

Exhibit 1 Agreement of Correction, dated as of September 25, 2002, by and among Newfield Exploration Company, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V., Thomas M. Hamilton, David R. Henderson, Richard S. Langdon, David A. Trice and Terry W. Rathert.